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September 22, 2006

Mr. Jay Webb
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
United States

Re: EDAP TMS S.A. Annual Report on Form 20-F/A
for the Fiscal Year Ended December 31, 2005 (File No. 000-29374)

Dear Mr. Webb:

By letter dated September 11, 2006, the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided certain comments on the Annual Report on Form 20-F/A for the fiscal year ended December 31, 2005 (File No. 000-29374) (the "2005 Annual Report") filed by EDAP TMS S.A. (the "Company") with the Commission on August 22, 2006. This letter contains the Company's responses to those comments.

For convenience, we have reproduced the Staff's comments and provided responses immediately below them.

Item 15. Controls and Procedures, page 59

1. **We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date "within 90 days before the date of your annual report". Please confirm management's conclusion regarding the effectiveness of your disclosure controls and procedures was made *as of the end of the period covered by the annual report* and revise your future filings to disclose this fact, if true. Refer to Item 307 of Regulation S-K and Part III.F of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.**

The Company notes the Staff's comment and confirms that management's conclusion regarding the effectiveness of the Company's disclosure controls and procedures was made as of the end of the period covered by the 2005 Annual Report, December 31, 2005. In future

Mr. Jay Webb, p. 2

Annual Reports, the Company will clarify that management's conclusion regarding the effectiveness of the Company's disclosure controls and procedures was made at the end of the relevant period covered by the Annual Report.

2. **We note your disclosure that management has concluded that your disclosure controls and procedures are effective "to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e). Please revise future filings to comply.**

The Company notes the Staff's comment. In future Annual Reports, the Company will revise the language included in "Item 15. Controls and Procedures" to state, if true, that the chief executive officer and chief financial officer concluded that the Company's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Company's management, including the chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Audited Consolidated Financial Statements, page 65

Consolidated Statements of Income, page F-3

3. **Revenue and the related cost of sales from rental or service arrangements that account for more than 10% of net sales should be separately presented on the face of this statement. Please revise future filings as necessary to separately present the revenues and related costs of sales from tangible goods, services and rentals on your consolidated statements of income. Please refer to Rule 5-03(b)(1) and Rule 5-03(b)(2) of Regulation S-X.**

The Company did not present revenue and the related cost of sales from rental or service arrangements that accounted for more than 10% of its net sales in the consolidated statements of income included in its 2005 Annual Report because the detailed information required to present such information for the 2004 and 2003 fiscal years was not available at that time in the required level of detail. As from January 2005, the Company started to record separately the revenue and cost of sales amounts associated with rental and service arrangements for the 2005 and 2004 fiscal years. Separate revenue and cost of sales data is therefore now available for the 2005 and 2004 fiscal years. The Company confirms that it intends to present the revenue and related costs of sales from tangible goods, services and rentals separately on the Company's consolidated statements of income that will be included in its future Annual Reports.

*   *   *

In addition to the foregoing comments, the Staff's comment letter sought a statement regarding the following matters from the Company. Accordingly, the Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at +44 207 614 2380.

Very truly yours,



Pierre-Marie Boury

cc: Ms. Angela Crane, Securities and Exchange Commission
Mr. Kevin Kuhar, Securities and Exchange Commission
Ms. Blandine Confort, EDAP TMS S.A.
Mr. Laurent Chapoulaud, Ernst & Young